IAMGOLD SIGNS AGREEMENT TO ACQUIRE VANSTAR RESOURCES

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, December 5, 2023 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce that the Company has signed a definitive arrangement agreement (the "Arrangement Agreement") with Vanstar Mining Resources Inc. ("Vanstar") pursuant to which IAMGOLD has agreed to acquire all of the issued and outstanding common shares of Vanstar (each, a "Vanstar Share") by way of a court-approved plan of arrangement under the *Canada Business Corporations Act* (the "Transaction").

Pursuant to the Arrangement Agreement, Vanstar's shareholders will receive 0.2008 of an IAMGOLD common share ("IAMGOLD Shares") for each Vanstar Share. Based on the 5-day volume weighted average price of IAMGOLD Shares on the TSX as of December 1, 2023, the consideration to Vanstar's shareholders and optionholders implies a total transaction value of approximately $31.1 million (based on the Bank of Canada daily exchange rate as of December 1).

Vanstar is a gold exploration company with properties located in Northern Quebec at different stages of development. Vanstar's primary asset is a 25% interest in the Nelligan Joint Venture Project ("Nelligan") which is held under an earn-in option to the joint venture agreement with IAMGOLD (IAMGOLD: 75%; Vanstar: 25%), and is located 60 kilometres southwest of Chibougamau, Quebec, Canada. Under the terms of the current joint venture agreement, IAMGOLD has the option to acquire an additional interest of 5% by completing and delivering a feasibility study on the project. Vanstar's remaining 20% interest would be retained as an undivided non-contributory carried interest until the commencement of commercial production, after which the 20% undivided interest becomes participating and Vanstar would be required to pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any distributions from the joint venture. Vanstar also hold a 1% NSR royalty on selected claims of the project.

"This transaction consolidates our interests in the highly prospective Nelligan deposit while building our exploration portfolio within Northern Quebec," commented Renaud Adams, President and Chief Executive Officer of IAMGOLD. "Our exploration efforts at Nelligan to date, in partnership with Vanstar, have shown the potential for further resource expansion which we will continue to advance. While this transaction bolsters our Canadian exploration portfolio, the priority for IAMGOLD today remains focused on the successful commissioning, ramp up and growth of Côté Gold in Ontario. Côté is a project that is critical for the repositioning of this company, as once online, IAMGOLD will have a significantly higher production base and lower cost profile, providing a strong foundation of cashflow and growth opportunities in Canada."

On January 12, 2023, IAMGOLD announced an updated Mineral Resource Estimate for Nelligan of 72.2 million tonnes of Indicated Mineral Resources averaging 0.85 grams of gold per tonne ("g/t Au") for 1.97 million ounces of gold, and 114.1 million tonnes of Inferred Mineral Resources averaging 0.88 g/t Au for 3.24 million ounces of gold. The estimate was completed in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards incorporated by reference in National Instrument 43-101 - *Standards of Disclosure for Mineral Projects* ("NI 43-101").

Transaction Conditions and Timing

Full details of the Transaction will be included in a management information circular of Vanstar that is expected to be mailed to Vanstar shareholders in early January 2024 (the "Circular"). The Transaction will be effected by way of a court-approved plan of arrangement under the *Canada Business Corporations Act* and will require the approval of at least 66⅔% of votes cast by Vanstar shareholders and more than 50% of the votes cast by disinterested Vanstar shareholders at a special meeting of Vanstar shareholders.

Directors and officers of Vanstar have entered into voting support agreements pursuant to which they have agreed to vote their Vanstar Shares in favour of the Transaction. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and third party consents and the satisfaction of certain other closing conditions customary in transactions of this nature. The Transaction is expected to close in the first quarter of 2024.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the *United States Securities Act of 1933,* as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Further details of the Transaction are set out in the Arrangement Agreement and the Circular, both of which will be made available on Vanstar's SEDAR+ profile at www.sedarplus.ca.

Fasken Martineau Dumoulin LLP is acting as Canadian legal advisor to IAMGOLD in connection with the Transaction. Paul Weiss LLP is acting as US legal advisor.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of, and verified and reviewed by, Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a "qualified person" as defined in NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, without limitation, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; the expected commencement of commercial production at the Côté Gold project; and the timing of the mailing of the Circular and the completion of the Transaction.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk assets; the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the ongoing impacts of COVID-19 (and its variants) on the Company and its workforce; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's Annual Information Form or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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All material information on IAMGOLD can be found at www.sedarplus.ca *or at* www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.